SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Western Gas Equity Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

95825R 103

(CUSIP Number)

Philip H. Peacock

1201 Lake Robbins Drive

The Woodlands, Texas 77380-1046

(832) 636-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 95825R 103	Page 2 of 13

(1)	Name of reporting person Anadarko Petroleum Corp.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 199,137,365 common units
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 199,137,365 common units
(11)	Aggregate amount beneficially owned by each reporting person: 199,137,365 common units
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91%*
(14)	Type of reporting person HC; CO

*	The calculation is based on a total of 218,895,515 common units outstanding as of December 12, 2012, the closing date of the initial public offering of common units of Western Gas Equity Partners, LP.

CUSIP No. 95825R 103	Page 3 of 13

(1)	Name of reporting person Western Gas Resources, Inc.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 199,137,365 common units
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 199,137,365 common units
(11)	Aggregate amount beneficially owned by each reporting person: 199,137,365 common units
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 91%*
(14)	Type of reporting person HC; CO

*	The calculation is based on a total of 218,895,515 common units outstanding as of December 12, 2012, the closing date of the initial public offering of common units of Western Gas Equity Partners, LP.

CUSIP No. 95825R 103	Page 4 of 13

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) of Western Gas Equity Partners, LP (the “Issuer”). The address of the principal executive offices of the Issuer is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.

Item 2. Identity and Background

(a) This Statement is filed by:

(i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”); and

(ii) Western Gas Resources, Inc., a Delaware corporation (“WGR” and together with Anadarko, the “Reporting Persons”).

All disclosures herein with respect to either Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Anadarko owns 100% of the common stock of WGR. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.

(c) The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to engage in certain upstream and midstream activities as a wholly-owned subsidiary of Anadarko, and to hold partnership interests in the Issuer and membership interests in Western Gas Equity Holdings, LLC, the general partner of the Issuer (the “General Partner”).

(d) - (e) During the past five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko or WGR has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 95825R 103	Page 5 of 13

Item 3. Sources and Amount of Funds or Other Consideration

The Issuer was formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE:WES) (“WES”).

At the closing of the Issuer’s initial public offering (the “Offering”) of 17,181,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to the First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of Western Gas Equity Partners, LP:

•	the General Partner owns a non-economic general partner interest in the Issuer;

•	public unitholders own 19,758,150 common units, representing a 9% limited partner interest in the Issuer (including 2,577,150 common units pursuant to the full exercise of the over-allotment option); and

•	WGR owns 199,137,365 common units, representing a 91% limited partner interest in the Issuer, issued to WGR pursuant to the Issuer’s redemption of its previously issued and outstanding partnership interests held by WGR.

In connection with the Offering, the Issuer granted to the underwriters a 30-day option to purchase up to an additional 2,577,150 common units, which was exercised at full prior to the closing of the Offering. As a result, an additional 2,577,150 common units were issued to the public unitholders.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 3 are qualified in their entirety by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Securities and Exchange Commission on December 12, 2012, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Anadarko. Certain of Anadarko’s executive officers will also serve as directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership in the General Partner, Anadarko has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

CUSIP No. 95825R 103	Page 6 of 13

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or cash distribution policy of the issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Partnership.

(a)(1) – (b) The aggregate number and percentage of common units beneficially owned by the Reporting Persons (on the basis of total common units issued and outstanding as of the closing of the Offering) are as follows:

Anadarko

(a)	Amount beneficially owned: 199,137,365 common units Percentage: 91%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 199,137,365 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 199,137,365 common units

WGR

(a)	Amount beneficially owned: 199,137,365 common units Percentage: 91%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 199,137,365 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 199,137,365 common units

CUSIP No. 95825R 103	Page 7 of 13

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days other than purchases through the directed unit program provided by the underwriters pursuant to the Underwriting Agreement (defined below).

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The Partnership Agreement is by and among the Issuer, WGR and the General Partner, as the sole general partner of the Partnership.

Cash Distributions

The Partnership Agreement requires that, within 55 days after the end of each quarter, the Issuer distribute all of its available cash after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates (“available cash”). The Issuer’s ability to pay available cash is subject to various restrictions and other factors. The Issuer will pay a prorated cash distribution for the first quarter that it is a publicly traded partnership.

Issuance of Additional Common Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of common units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s common units, including common units owned by the General Partner and its affiliates. The General Partner and its affiliates own an aggregate of 91% of the common units. Because Anadarko indirectly owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time not more than 5% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, but not the obligation, to acquire all, but not less than all, of the remaining limited partner interests of the class at a price not less than the then current market price of the common units.

CUSIP No. 95825R 103	Page 8 of 13

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on December 12, 2012 which is incorporated in its entirety in this Item 6.

The General Partner’s Limited Liability Company Agreement

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), WGR has the right to elect the members of the board of directors of the General Partner. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on December 12, 2012 which is incorporated in its entirety in this Item 6.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC and the other underwriters named therein, dated December 6, 2012, relating to the Offering (the “Underwriting Agreement”), WGR, the General Partner and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s current report on Form 8-K (File No. 001-35753) filed with the Commission on December 12, 2012, which is incorporated in its entirety in this Item 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Western Gas Equity Partners, LP, dated as of December 12, 2012 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit C	Underwriting Agreement, dated December 6, 2012, by and among Western Gas Equity Partners, LP, Western Gas Equity Holdings, LLC and Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2012

ANADARKO PETROLEUM CORP.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Title:	Senior Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

By:	/s/ Amanda M. McMillian
Name:	Amanda M. McMillian
Title:	Vice President

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each director, executive officer and controlling person of the Reporting Persons.

Executive Officers of Anadarko Petroleum Corp.

James T. Hackett

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Executive Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 80,000

R. A. Walker

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President, Chief Executive Officer and Director

Citizenship: USA

Amount Beneficially Owned: 5,000

Robert P. Daniels

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, International and Deepwater Exploration

Citizenship: USA

Amount Beneficially Owned: 20,000

Robert G. Gwin

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Finance and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 200,000

Robert D. Lawler

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, International and Deepwater Operations

Citizenship: USA

Amount Beneficially Owned: 5,000

Charles A. Meloy

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, U.S. Onshore Exploration and Production

Citizenship: USA

Amount Beneficially Owned: 5,000

Robert K. Reeves

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, General Counsel, Chief Administrative Officer and Chief Compliance Officer

Citizenship: USA

Amount Beneficially Owned: 9,000

Directors of Anadarko Petroleum Corp.

James T. Hackett

(see above)

R. A. Walker

(see above)

Kevin P. Chilton

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 900

Luke R. Corbett

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

H. Paulett Eberhart

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of CDI Corporation, a corporation which provides engineering and information technology outsourcing and professional staffing to its customers

Citizenship: USA

Amount Beneficially Owned: 0

Peter J. Fluor

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company

Citizenship: USA

Amount Beneficially Owned: 289,601

Richard L. George

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 5,000

Preston M. Geren III

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Sid W. Richardson Foundation, which provides grants to non-profit organizations in Texas to help them achieve their goals

Citizenship: USA

Amount Beneficially Owned: 2,000

Charles W. Goodyear

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

John R. Gordon

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm

Citizenship: USA

Amount Beneficially Owned: 25,000

Eric D. Mullins

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Paula Rosput Reynolds

c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of PreferWest, LLC, a business advisory group

Citizenship: USA

Amount Beneficially Owned: 9,000

Executive Officers of Western Gas Resources, Inc.

Robert G. Gwin

(see above)

Robert K. Reeves

(see above)

R. A. Walker

(see above)

Directors of Western Gas Resources, Inc.

Charles A. Meloy

(see above)

Robert K. Reeves

(see above)

R. A. Walker

(see above)

Exhibit A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: December 21, 2012

ANADARKO PETROLEUM CORP.

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Title:	Senior Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

By:	/s/ Amanda M. McMillian
Name:	Amanda M. McMillian
Title:	Vice President